UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
            of the Securities Exchange Act of 1934, or Suspension of
             Duty to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                         Commission File Number 00-22661


                                   INVU, INC.
             (Exact name of registrant as specified in its charter)

                         The Beren, Blisworth Hill Farm
                                   Stoke Road
                       Blisworth, Northamptonshire NN73DB
                                  01604 859893

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, no value per share


            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [X]          Rule 12h-3(b)(1)(i)    [ ]
          Rule 12g-4(a)(1)(ii)  [X]          Rule 12h-3(b)(1)(ii)   [ ]
          Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(i)    [ ]
          Rule 12g-4(a)(2)(ii)  [ ]          Rule 12h-3(b)(2)(ii)   [ ]
                                             Rule 15d-6             [ ]

     Approximate number of holders of record as of the certification or notice date: 192

     Pursuant to the requirements of the Securities Exchange Act of 1934, Invu, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     Date:    December 12, 2003

                                             By:   /s/John Agostini
                                                ------------------------------
                                             Name:    John Agostini
                                             Title:   Chief Financial Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.